EXHIBIT 12.1

Dollarama Group L.P.

Computation of ratio of earnings to fixed charges

The calculation of the ratio of earnings to fixed charges is included below:

	November 18, 2004 to January 31, 2005	Year Ended January 31, 2006		Year Ended February 4, 2007
Earnings:
Earnings before income taxes	$(22,679)	$36,683		$82,036
Plus:
Fixed charges	13,685	73,050		67,673
Amortization of capitalized interest	—	—		—
Less: interest capitalized during period	—	—		—

	$(8,994)	$109,733		$149,709
Fixed charges:
Interest (expense or capitalized)	$8,856	$45,547		$47,192
Estimates portion of rent expense representative of interest	2,610	13,370		16,405
Amortization of deferred financing fees	2,219	7,527		4,076
Write-off of deferred financing fees	—	6,606		—

	$13,685	$73,050		$67,673
Ratio of earnings to fixed charges (1)	—	1.5	x	2.2	x

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings represents the sum of earnings before income taxes, fixed charges and amortization of capitalized interest, less capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortization of deferred financing costs, write-off of deferred financing costs and the portion of operating rental expense which management believes is representative of the interest component of rent expense.